SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.118/0001 -65
NIRE No. 5330000577-0
PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS
held on April 27, 2006

Date, Time and Place:
The Meetings were held on April 27, 2006, at 5:00 p.m., at the headquarters of Telemig Celular Participações S.A. (“Telemig” or the “Company”), in Brasília, the Federal District, at SCN, Quadra 4, Bloco B, no. 100 – Centro Empresarial Varig, Torre Oeste, Parte A, 7o. andar, salão 702.

Call:
Telemig’s shareholders were called pursuant to a Notice published at the Official Gazette of the Federal District, on editions as of March 17, 20 and 21, 2006, and at the newspaper Valor Econômico, on editions as of March 17, 20 and 21, 2006, pursuant to article 124 of Law no. 6,404/76.

Attendance:
The shareholders representing over fifty-six percent (56%) of Telemig’s capital stock, as per the signatures on the Shareholders’ Attendance Book, were present to the Meetings. The following persons also attended the Meetings: Mr. Oscar Thompson, Telemig’s Chief Executive Officer and Investor Relations Officer, Mr. Aldo Bastos Alfano, member of Telemig’s Fiscal Council, and Mr. Aníbal Manoel Gonçalves de Oliveira, representing Telemig’s independent auditors, PricewaterhouseCoopers.

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Telemig Celular Participações S.A.
held on April 27, 2006.

Presiding Board:

After checking the quorum of attending shareholders, pursuant to article 125 of Law no. 6,404/76, the Annual and the Extraordinary General Meetings were instated by Mr. Oscar Thompson, the Company’s CEO and Investor Relations Officer. Following that, Mr. Hiram Bandeira Pagano Filho took over the chair of the Meetings and invited Mr. Carlos Eduardo de Souza Félix to be the Secretary.

Agenda:

Annual General Meeting:
1.	To evaluate the Management’s accounts and examine, discuss and vote the Financial Statements referring to the year ended 12/31/2005;

2.	To resolve on the allocation of net income for 2005 and the distribution of dividends;

3.	To elect the members of the Fiscal Council and establish their respective compensation, pursuant to article 162, paragraph three, of Law no. 6,404/76.

Extraordinary General Meeting:
1.	To resolve on the total amount of the Management’s compensation for fiscal year 2006;

2.	To capitalize the assets represented by the goodwill, pursuant to the issuance of the Company’s shares and the corresponding capital increase;

3.	To capitalize the profit reserve in an amount exceeding the capital stock; and

4.	To amend article 5 of the Company’s Bylaws to reflect the changes in capital arising from items 2 and 3 above.

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Telemig Celular Participações S.A.
held on April 27, 2006.

Resolutions:

The reading of the agenda was waived and attending shareholders unanimously resolved to draw up the minutes of these Meetings in the summary format, pursuant to the provisions of article 130, paragraph one, of Law 6,404/76, with shareholders being entitled to present their votes and state their objections, which, after being received by the Presiding Board, shall be filed at the Company’s headquarters.

Prior to opening the discussion of agenda items, the Chairman recorded the receipt of the minutes of a previous Meeting of the Shareholders of Newtel Participações S.A., held on April 27, 2006 (Exhibit 1) and of the minutes of the Extraordinary General Meeting of Telpart Participações S.A., held on the same date (Exhibit 2), whose decisions bind the vote of the shareholder Telpart Participações S.A.

Next, the Chairman initiated the discussion of item 1 of the agenda of the Annual General Meeting, and the Management’s Report and accounts, the Financial Statements and the Independent Auditors’ Report referring to the year ended December 31, 2005, were approved by a majority of the votes, with reservation, and the vote of Telpart Participações S.A. was counted pursuant to its comments (Exhibit 3).

Then, the Annual General Meeting discussed item 2 of the agenda, and the proposal of the Company’s Board of Directors relating to the allocation of its net income (Exhibit 4) was unanimously approved by the shareholders attending the Meetings.

As for item 3 of the agenda, the shareholders present to the Meetings unanimously approved the election of the following sitting members (and alternates) to compose the Company’s Fiscal Council, the terms of which shall expire at the next Annual General Meeting of the Company to be held in 2007:

–
Mr. José Arthur Escodro, Brazilian citizen, married, accountant, ID card 5.951.436 and individual taxpayer’s (CPF/MF) 712.687.408-10, enrolled with the Regional Accounting Council of the State of São Paulo (CRC/SP) under no. 1SP095428/O-2, resident and

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Telemig Celular Participações S.A.
held on April 27, 2006.

domiciled in the City of São Paulo, State of São Paulo, having office at Rua Pedro de Toledo, 980, 12o. andar, conjunto 123, Vila Clementino, as a sitting member; and

–
Mr. Hiram Bandeira Pagano Filho, Brazilian citizen, single, attorney, enrolled with OAB/RJ (Rio de Janeiro Section of the Brazilian Bar Association) under no. 121.648 and individual taxpayer’s (CPF/MF) 085.074.717-14; resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, having office at Av. Presidente Wilson, 231, conjuntos 403 e 404, as Mr. Escodro’s respective alternate.

–
Mr. Jorge Luiz Gouvêa, Brazilian citizen, married, ID card 441.807 (SSP/ES) and individual taxpayer’s (CPF/MF) 558.995.797-49, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Senador Vergueiro, 81, apartamento 1101, as a sitting member; and

–
Ms. Paola Fonseca Rocha, Brazilian citizen, single, chemical engineer, ID card 10754129 (IFP/RJ) and individual taxpayer’s (CPF/MF) 081.786.107-60, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua São Clemente, 185, apartamento 1305, bloco I, as Mr. Gouvêa’s alternate; and

–
Mr. Edmilson da Gama Silva, Brazilian citizen, married, attorney, ID card 14.388 (OAB/RJ) and individual taxpayer’s (CPF/MF) 047.636.498-17, resident and domiciled in the City of Brasília, the Federal District, at CSHIS, QI, 25, cj. 6, casa 4, as a sitting member; and

–
Mr. Jalisson Lage Maciel, Brazilian citizen, single, economist, ID card 2113901 (SSP/ES) and individual taxpayer’s (CPF/MF) 938.384.096-04, having office in the City of Brasília, the Federal District, at SCN, quadra 2, bloco A, 13o. andar, as Mr. Silva’s alternate.

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Telemig Celular Participações S.A.
held on April 27, 2006.

The individual compensation of the members of the Fiscal Council was set, by unanimous vote, at three thousand and nine hundred reais (R$3,900.00) per month, pursuant to the minimum amount set forth in article 152 of Law no. 6,404/76.

Next, at the request of the Chairman, the Meeting began to discuss item 1 of the agenda of the Extraordinary General Meeting, and the proposal to establish a total compensation amount for the Management in fiscal year 2006 (Exhibit 5), to be allocated pursuant to decision of the Board of Directors, was unanimously approved.

As for Item 2 of the agenda of the Extraordinary General Meeting, the majority of the shareholders, and the dissenting votes of shareholders The Master T B of Japan Ltd Re and Norges Bank were recorded, the capitalization of the tax benefit earned by the Company, arising from the amortization of the goodwill related to fiscal year 2005, in the amount of twenty-six million, one hundred nine thousand, four hundred four reais and ninety-nine centavos (R$26,109,404.99), pursuant to the issuance of: a) one billion, four hundred five million, eight hundred eighty-two thousand, one hundred sixty-four (1,405,882,164) common shares with no par value, at the issuance price of R$9.8460 per thousand shares; and b) two billion, three hundred seventy-four million, two hundred three thousand, eight hundred fourteen (2,374,203,814) preferred shares with no par value, with issuance price of R$5.1668 per thousand shares. Said price is based on the price quoted at the Stock Exchange over the last sixty (60) days prior to the current Meeting, pro-rated pursuant to the respective traded volume. The shares currently issued shall be entitled to receive full dividends related to fiscal year 2006; however, they shall not be entitled to dividends related to the fiscal year ended December 31, 2005.

In accordance with the provisions of the Protocol of Merger of the company “27 de agosto Participações S.A.”, same issuance shall be carried out in favor of the shareholder Telpart Participações S.A., and the remaining shareholders shall have preemptive rights in the acquisition of the shares issued, of same type of those they are holders of record, at the proportion of 0.010680 share per each common or preferred share. The preemptive rights shall be exercised during the period from the date of publication of the relevant Notice t

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Telemig Celular Participações S.A.
held on April 27, 2006.

Shareholders up to May 29, 2006, pursuant to the provisions of article 171, paragraph one, of Law no. 6,404/76. The shareholders exercising their preemptive rights shall pay directly to the shareholder Telpart Participações S.A. the amounts related to the exercise of said preemptive rights, pursuant to article 171, paragraph two, of Law no. 6,404/76.

Finally, the meeting discussed item 3 of the Extraordinary General Meeting, and the shareholders unanimously approved the capitalization of the earnings reserve in the amount of sixteen million, three hundred forty thousand, five hundred ninety-five reais and one centavo (R$16,340,595.01), without the issuance of new shares.

As for item 4 of the agenda, the meeting unanimously approved, as a result of the resolutions taken in relation to items 2 and 3 of the agenda of the Extraordinary General Meeting, an amendment to article 5 of the Company’s Bylaws, which henceforth shall be read as follows:

“Article 5 – The subscribed capital stock, fully paid-in, amounts to four hundred fifty-six million, three hundred fifty thousand reais (R$456,350,000.00), represented by three hundred fifty-seven billion, seven hundred six million, five hundred fifty-five thousand, five hundred ninety-three (357,706,555,593) shares, of which one hundred thirty-three billion, thirty-seven million, five hundred twenty thousand, six hundred thirty seven (133,037,520,637) are common shares and two hundred twenty-four billion, six hundred sixty-nine million, thirty-four thousand, nine hundred fifty-six (224,669,034,956) are preferred shares, all registered and with no par value.”

Finally, the votes of the shareholders CAPITAL GUARDIAN EM.MKTS.R.EQ.FOR TAX.E.TS, CAPITAL GUARDIAN EMERG MKTS EQUI MAST FD, VANGUARD EMERGING MARKETS STOCK INDEX FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, COMMONFUND EMERGING MARKETS IC, CAPITAL INTERNAT.EMERG.MARKETS FUND, EMERGING MARKETS GROWTH FUND INC, CAPITAL G.EM. MARK EQ. FUND FOR TAX EXEMPT TRU, COLLEGE RETIREMENT EQUITIES FUND, NORGES BANK, THE YOUNG MEN'S CHRISTIAN

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Telemig Celular Participações S.A.
held on April 27, 2006.

ASS RET FUND, USAA EMERGING MARKETS FUND, PHILIPS ELECTRONICS N.A. CORP MASTER RET TRU, COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S, IBM TAX DEFERRED SAVINGS PLAN, CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD, THE TBC PRIVATE TRUST, THE CALIFORNIA STATE TEACHERS RETIREMENT SYS, THE MASTER T B OF JAPAN LTD RE, SEI INV CAN CO EM MKTS EQUITY FUND, FORD MOTOR CO DEFINED BENEF MASTER TRUST, CAN - CAPITAL INTERNATIONAL E M EQUITY TRUST were recorded, which, after being received, certified and numbered by the Presiding Board, were filed at the Company’s headquarters (Exhibits 6 to 12).

Closing:
Nothing else to be discussed, the Chairman offered the floor to anyone who intended to make use of it and, no one did, the Meetings were closed and these present minutes were drawn up, read, found in compliance and signed by all attending shareholders, the Chairman and the Secretary. The publication of these present minutes in the extract format was approved, omitting the signature of the shareholders.

Brasília, April 27, 2006.

Hiram Bandeira Pagano Filho	Carlos Eduardo de Souza Félix
Chairman	Secretary

Shareholders’ Attendance List:

Telpart Participações S.A.

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Telemig Celular Participações S.A.
held on April 27, 2006.

Citigroup Venture Capital International Brazil, L.P.

CAPITAL GUARDIAN EM.MKTS.R.EQ.FOR TAX.E.TS, CAPITAL GUARDIAN EMERG MKTS EQUI MAST FD, VANGUARD EMERGING MARKETS STOCK INDEX FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, COMMONFUND EMERGING MARKETS IC, CAPITAL INTERNAT.EMERG.MARKETS FUND, EMERGING MARKETS GROWTH FUND INC, CAPITAL G.EM. MARK EQ. FUND FOR TAX EXEMPT TRU, COLLEGE RETIREMENT EQUITIES FUND, NORGES BANK, THE YOUNG MEN'S CHRISTIAN ASS RET FUND, USAA EMERGING MARKETS FUND, PHILIPS ELECTRONICS N.A. CORP MASTER RET TRU, COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S, IBM TAX DEFERRED SAVINGS PLAN, CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD, THE TBC PRIVATE TRUST, THE CALIFORNIA STATE TEACHERS RETIREMENT SYS, THE MASTER T B OF JAPAN LTD RE, SEI INV CAN CO EM MKTS EQUITY FUND, FORD MOTOR CO DEFINED BENEF MASTER TRUST, CAN - CAPITAL INTERNATIONAL E M EQUITY TRUST

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Telemig Celular Participações S.A.
held on April 27, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations